April 2, 2024


VIA ENCRYPTED E-MAIL
Betsy Anne Seel, Esq.
200 Berkeley Street
Boston, Massachusetts 02116

                      Re:     John Hancock Multi Asset Credit Fund N-2
                              File No. 811-23937; 333-277684
Dear Ms. Seel:
        On March 6, 2024, you filed a registration statement on Form N-2 for John Hancock
Multi Asset Credit Fund (the    Fund   ). Our comments are set forth below. For
convenience,
we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.


COVER PAGE
1. On the cover page, please confirm that the fund will remove the brackets around the phrase
      [has adopted a fundamental policy]   .
2. Given that the Fund is an interval fund, please revise the cover page to specify the anticipated frequency of such offers; the intervals between deadlines for repurchase requests, pricing and repayment and, if applicable, the anticipated timing of the fund's initial repurchase offer. The
   Fund should include a cross-reference to those sections of the prospectus that discuss the
   Fund's repurchase policies and the attendant risks.
3. The Fund   s investment objective is to generate    attractive risk-adjusted
returns and current
   income.    Please disclose in plain English what    risk-adjusted    returns
means.
PROSPECTUS
Prospectus Summary     Investment Strategies (page 4)
4. The fourth bullet under    ABS    refers to    esoteric credit   . Please
disclose what esoteric
   credit is in plain English.
Prospectus Summary     Other Investment Strategies (page 8)
5. The last two sentences before the    Co-Investment    header state the Fund
may invest through
   one or more special purpose acquisition vehicles that are wholly-owned subsidiaries. Please disclose that the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly-owned by the Fund.
 Betsy Anne Seel, Esq.
Page 2
April 2, 2024

   Please also respond to the following comments regarding subsidiaries:
   a. Please confirm to us that the financial statements of any wholly-owned or substantially-
      owned subsidiaries will be consolidated with those of the Fund.
   b. Please confirm to us if any of the Fund   s subsidiaries will charge a
management fee. If
      so, please confirm to us that the management fees (including performance fees) of any
      subsidiary whose financial statements are consolidated with those of the Fund will be
      included in the    Advisory Fee    line item of the fee table and any
such subsidiary   s
      expenses will be included in the    Other Expenses    line item of the
fee table.
   c. Please confirm to us that subsidiaries and their boards of directors will agree to inspection
      by the staff of the subsidiary   s books and records, which will be
maintained in
      accordance with Section 31 of the 1940 Act.
   d. If any subsidiary is a foreign entity, please confirm to us that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.
Prospectus Summary     Expense Limitation Agreement (page 9)
6. Please provide completed disclosure regarding the expense limitation agreement in correspondence.
7. If acquired fund fees and expenses (AFFE), if any, are excluded from the waiver, please disclose. Also, please confirm to the staff that any waived fees are not subject to recoupment.
Prospectus Summary     Periodic Repurchase Offers (page 11)
8. Please add disclosure explaining that the fund must allow its investors to withdraw or modify their tenders at any time prior to the repurchase request deadline per Rule 23c-3(b)(6).
9. Please add disclosure that the fund cannot require a minimum number of shares to be tendered per Rule 23c-3(b)(1).
10. Please explain supplementally whether the Fund   s 21 day notice period
will be shortened as a
    result of the exemptive relief that the Fund is currently seeking to receive in order to repurchase monthly. Please revise this disclosure accordingly.
Prospectus Summary     Summary of Risks (page 12-15)
11. The disclosure notes that principal risks are presented in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the
Fund   s net asset value,
    yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks
    Disclosure.
 Betsy Anne Seel, Esq.
Page 3
April 2, 2024

12. We note there is no limit on credit quality and the fund may invest in below-investment grade securities. Please consider adding a separate risk factor regarding below-investment grade securities.
13. On page 15, please provide more specificity around the    Natural Disasters
and Adverse
    Weather Conditions    risk in the fund's principal strategy and risks
sections of the prospectus.
    Please identify and/or provide more detail about specific regions or areas of the world in which the fund intends to invest that are more prone to major natural disasters.
Prospectus Summary     Fees and Expenses (page 21)
14. Please provide a completed fee table and example with correspondence as it is material to the staff's review.
Risk Factors     Distribution Risk (page 32)
15. The prospectus states, "Distributions in any year may include a substantial return of capital component." Many investors may not fully understand a return of capital. Please clarify in the prospectus that: Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the fund is net profit.

       a. In addition, please inform us whether the Fund intends to report a distribution rate. If the Fund intends to report a distribution rate at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution rate that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.
Risk Factors     Economic and Market Events Risk (page 33)
16. Please explain why the Fund includes specific risk disclosure with respect to Russia. We note that the Fund does not reference Russia in its strategy disclosure and does not include specific disclosure regarding other countries.
STATEMENT OF ADDITIONAL INFORMATION
Compensation Table (page 28)
17. Please provide a completed compensation table with correspondence. Investment Advisory and Other Services (page 29)
18. Please revise the language in the sixth paragraph to be consistent with the language regarding the expense limitation found in the Prospectus Summary. Specifically, please revise the
    language about the timing of the advisor   s ability to implement the
expense limitation.
 Betsy Anne Seel, Esq.
Page 4
April 2, 2024

Portfolio Managers (page 31-33)
19. Please provide completed information regarding the fund's portfolio managers in correspondence including compensation information. This disclosure should include information about vehicles and accounts managed by the portfolio managers for each portfolio manager. See Item 21.1. of Form N-2. Please also disclose the structure of, and the method used to determine the compensation of each portfolio manager and each portfolio
    manager   s ownership of securities of the Fund. See Items 21.2 and 21.3 of
Form N-2.
PART C     OTHER INFORMATION
Item 25. Financial Statements and Exhibits
20. Please confirm to us that the legality opinion of K&L Gates LLP will be consistent with Staff
    Legal Bulletin 19.
GENERAL COMMENTS
21. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.
22. Please confirm that FINRA has reviewed the underwriting terms and arrangements of the offering and has no objections. See FINRA rule 5110.
23. We note that many portions of your filing are incomplete or to be updated by amendment.
    We may have additional comments on such portions when you complete them in pre-
    effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment, such
as the Fund   s
    organizational documents.
24. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
25. Please supplementally advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
26. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                                * * * * *
 Betsy Anne Seel, Esq.
Page 5
April 2, 2024

       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-7565 or Jeffrey Foor at (202) 551-6760.
                                                            Sincerely,
                                                            /s/ Elena Stojic
                                                            Elena Stojic
                                                            Senior Special
Counsel
cc:    Michael Spratt
       Keith O   Connell
       Jeffrey Foor
       Jeffrey W. Long